UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)
Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No  ☒

      This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom expects adjusted EBITDA in 2009 to be 2 to 4 percent below the prior-year figure and free cash flow of around EUR 6.4 billion

April 21, 2009
Ad hoc notification from Deutsche Telekom in accordance with § 15 of the Securities Trading Act (WpHG)

In a tough economic environment, Deutsche Telekom increased revenue by around 6 percent to approximately EUR 15.9 billion in the first quarter of 2009 with the Greek company OTE consolidated for the first time. Adjusted EBITDA increased by some 3 percent to EUR 4.8 billion. Excluding the consolidation of OTE, Group revenue was stable at EUR 15.0 billion, with adjusted EBITDA dropping by 5 percent to EUR 4.5 billion. Free cash flow was between EUR 0.2 billion and EUR 0.3 billion in the first quarter of 2009, compared with EUR 1.6 billion in the same period last year and EUR 0.5 billion in the first three months of 2007. Higher capital expenditure, the deviation in adjusted EBITDA and increased expenses for staff-related measures had an impact in the first quarter of 2009.

Overall, Deutsche Telekom's figures were slightly above forecast in Germany, in both fixed-network and mobile business. T-Systems also increased its contribution to results.

On the other hand, the Group felt the impact of the economic slowdown and the more intense competitive environment, particularly in the United States and the United Kingdom. In Poland and the United Kingdom, fluctuations in the local currency exchange rates also had a negative effect on revenue and adjusted EBITDA.

Disregarding the growth effect of the Greek company OTE that has been consolidated since February 1, 2009, Deutsche Telekom expects adjusted Group EBITDA in these unfavorable conditions to be between 2 and 4 percent lower for the full year, compared with EUR 19.5 billion in the prior year. The Board of Management today initiated a package of measures to safeguard the expected results. Free cash flow is expected to reach around EUR 6.4 billion, compared with EUR 7.0 in the prior year, on the back of these measures. This will also lay the foundation for a shareholder-friendly dividend policy.

Notes to the of ad hoc notification

Revenues of national companies in the United States, the United Kingdom and Poland in particular were impacted by the marked downturn in the economic environment, for example with lower roaming revenues as a result of the lower level of traveling. In addition, there were dramatic movements in the exchange rates with the United Kingdom and Poland. European mobile communications business in the prior consolidation group – i.e., excluding OTE – recorded a decrease in revenue of EUR 0.4 billion. Of this, exchange rate effects accounted for around EUR 0.3 billion. These exchange rate effects had a negative impact of around EUR 0.1 billion on adjusted EBITDA. In total, adjusted EBITDA fell by around EUR 0.3 billion. In addition, high levels of expenditure for customer acquisition and retention led to increases on the cost side.

In the United States, the 3G network will be rolled out much further as part of the package of measures passed by the Board of Management, and the portfolio of 3G-enabled handsets will be expanded to reinforce the competitive position of T-Mobile USA. The overlay of the proprietary 2G network is being accelerated to reduce the amount of roaming charges that have to be paid. In addition, agreements on interconnection charges and data business are to be renegotiated. A reduction in non-usage-driven variable costs is planned and overarching costs such as marketing expenses and travel costs are to be cut, while increases in wages and salaries are on hold.

Strict controls on costs in the areas of administration, advertising and systems are scheduled for T-Mobile UK. The main task for the new management team is to reposition the company. In addition, prepay and contract customer offers are to be improved.

Expenditures for new customer acquisition and retention are to be reduced in Poland. In addition, PTC will cut overarching costs such as advertising and staff costs. The timing of the distribution of operating costs and expenditures will be tied more closely to the development of business in order to avoid phases of higher ongoing costs in coming quarters.

These new expectations are based on the assumption that the economic environment will not decline significantly further and that exchange rates will remain approximately at current levels.

All statements are based on preliminary calculations prior to conclusive consolidation and review. As such, these figures may deviate from the finalized quarterly figures to be published on May 7.

In the Outlook section, this ad hoc notification contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Company's Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, an economic downturn in Europe or North America and changes in exchange and interest rates could also affect our business development and the availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be met. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom's results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under the link "Investor Relations."

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Member of the Management Board for South Eastern Europe

     Date: April 21, 2009